UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934.

For the fiscal year ended December 31, 2015.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

For the transition period from ________ to __________

Commission file number 0-23636

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hawthorn Bancshares, Inc.

132 East High Street, Box 688

Jefferson City, MO 65102

(573) 761-6100

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Retirement and Investment Committee

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Jefferson City, Missouri

We have audited the accompanying statements of net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri

June 28, 2016

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014

Investments, At Fair Value	$23,505,016	$22,517,853

Receivable
Employer's contribution	563,000	201,000
Net Assets Available for Benefits	$24,068,016	$22,718,853

See accompanying notes to the financial statements.

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions to Net Assets Attributable to:
Investment Income
Net (depreciation) appreciation in fair value of investments	$(110,996)	$520,889
Interest and dividends	1,063,982	1,129,561
Total investment income	952,986	1,650,450

Contributions
Employer	887,617	511,630
Participants	699,934	629,541
Rollovers	33,454	424,498
Total contributions	1,621,005	1,565,669
Total additions	2,573,991	3,216,119

Deductions from Net Assets Attributable to:
Benefits paid to participants	1,224,828	2,132,172

Net increase	1,349,163	1,083,947

Net assets available for benefits:
Beginning of year	22,718,853	21,634,906
End of Year	$24,068,016	$22,718,853

See accompanying notes to the financial statements.

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

(1)	Description of the Plan

The following description of the Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Hawthorn Bancshares, Inc. and its subsidiaries (collectively the “Company”) for the benefit of the employees of the Company who have at least 90 days of service and are age 21 or older. An eligible employee becomes a participant in the Plan on the first day of each quarter of the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Capital Bank and Trust Company is the trustee of the Plan.

Contributions

The Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. All employer contributions are allocated to a participant’s account based on that participant’s compensation compared to the total compensation of all eligible participants. In addition, the Company matches the participant’s salary deferral into the plan dollar for dollar up to 3 percent of the participant’s annual salary. All contributions are made conditioned upon their deductibility for federal income tax purposes.

Participants have the option to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).

Participant Investment Account Options

Investment account options available include various mutual funds and common stock of the Company. Each participant has the option of directing his/her contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, plan earnings and forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions and earnings thereon are 100 percent vested at all times. Employer contributions and earnings thereon vest according to the following schedule:

Length of Service	Percent Vested

After 1 Year	0%
After 2 Years	20%
After 3 Years	40%
After 4 Years	60%
After 5 Years	100%

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

Forfeited accounts

At the time a participant terminates his/her employment, the nonvested portion of the employer contribution account is forfeited and allocated to eligible participants on a pro rata allocation method. At December 31, 2015 and 2014, plan assets include $19,302 and $15,954, respectively, of forfeitures to be allocated to eligible participants on a pro rata allocation method.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting except for benefits, which are recorded upon distribution, and present the net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices, if available, are used to value investments. Mutual funds are valued at net asset value (NAV) of shares held by the Plan at year end. See Note 3 for discussion of fair value measurements.

Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits payments are recorded to participants upon distribution.

Administrative Expenses

The administrative expenses of the Plan are paid by the Company.

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

New Accounting Standards

In July 2015, Financial Accounting Standards Board (FASB) issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts; (Part II) Plan Investment Disclosures; and (Part III) Measurement Date Practical Expedient. The amendments in Part II of ASU 2015-12 require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The Company elected to early adopt Part II of ASU 2015-12 for the December 31, 2015 plan year end. Parts I and III are not applicable to the Plan. As such the accounting and disclosures in the Company’s financial statements and notes were applied retrospectively to all periods presented.

(3)	Fair Value of Plan Assets

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2015 and 2014.

Mutual funds: Shares held in mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Common Stock: The Company’s common stock is valued at the closing price reported in the active market in which the individual securities are traded.

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value and the level within the fair value hierarchy in which the fair value measurements fall at December 31:

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2015
Mutual funds	$18,424,988	$18,424,988	$-	$-
Common stock	5,080,028	5,080,028	-	-
Total	$23,505,016	$23,505,016	$-	$-
December 31, 2014
Mutual funds	$18,247,075	$18,247,075	$-	$-
Common stock	4,270,778	4,270,778	-	-
Total	$22,517,853	$22,517,853	$-	$-

Transfers between levels: For years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1, 2, or 3.

(4)	Party-in-interest Transactions

The Plan held an investment of 323,363 and 299,704 shares of common stock of the Company with a fair value of $5,080,028 and $4,270,778 at December 31, 2015 and 2014, respectively, and received dividends of $61,360 and $57,166 on such shares during 2015 and 2014, respectively. These investments are considered allowable party-in-interest transactions under ERISA guidelines.

Certain Plan investments are shares of mutual funds selected by the Company’s retirement committee and managed by the participants. Capital Bank and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

(5)	Tax Status

The IRS issued its latest determination letter on March 3, 2006, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date. With a few exceptions, the Plan is no longer subject to U.S. federal tax examinations for years before 2012.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provision of ERISA. In such an event, the participants’ accounts become fully vested and are not subject to forfeiture.

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Supplemental Schedule

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Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

	Description
	of		Current
Investment Type and Issuer	Investment		Value
Mutual Funds
*American Funds Money Market Fund	1,302,572	shares	$1,302,572
*American Funds Washington Mutual Investors Fund	70,242	shares	2,688,163
*American Funds Bond Fund	143,325	shares	1,804,458
*American Funds Growth Fund	54,008	shares	2,212,696
PIMCO Total Return Fund	167,770	shares	1,689,441
*American Funds Euro-Pacific Growth Fund	25,721	shares	1,144,823
*American Funds Small-Cap World Fund	34,542	shares	1,495,670
Federated Kaufmann A	243,428	shares	1,280,432
Templeton Growth Fund	39,566	shares	866,883
*American Funds New Perspective Fund	29,616	shares	1,053,724
* American Funds New World Fund	767	shares	38,184
Lord Abbet Developing Growth A	5,234	shares	96,559
Putnam Voyager	1,273	shares	34,186
* American Funds Fundamental Investors	18,570	shares	940,010
Putnam Equity Income A	4,889	shares	94,107
* American Funds 2010 Target Date Fund	4,816	shares	46,862
* American Funds 2015 Target Date Fund	4,105	shares	42,322
* American Funds 2020 Target Date Fund	88,905	shares	981,508
* American Funds 2025 Target Date Fund	16,270	shares	187,595
* American Funds 2030 Target Date Fund	3,419	shares	41,159
* American Funds 2035 Target Date Fund	5,892	shares	71,173
* American Funds 2040 Target Date Fund	8,770	shares	107,606
* American Funds 2045 Target Date Fund	3,205	shares	39,676
* American Funds 2050 Target Date Fund	9,380	shares	113,501
* American Funds 2055 Target Date Fund	3,445	shares	51,678
Total Mutual funds			18,424,988
* Hawthorn Bancshares, Inc. Common Stock	323,363	shares	5,080,028
Total investments			$23,505,016

* Represents party-in-interest to the Plan

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan
(Name of Plan)

Dated: June 28, 2016

/s/ W. Bruce Phelps
W. Bruce Phelps
Chief Financial Officer

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